Exhibit 99.1
AirMedia and China Central Television Announce Long-term Strategic Partnership to Operate TV
Channel in Air Sector in China
Beijing, China — December 8, 2010 — AirMedia Group Inc. (“AirMedia”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, and China Central Television International Mobile Media Ltd. (“CCTV Mobile Media”), a subsidiary of China Central Television (“CCTV”), today announced that they have established a strategic partnership to operate a TV channel of CCTV Mobile Media (“CCTV Air Channel”) to broadcast TV programs to air travelers in China. The partnership agreement has a term of 15 years until November 28, 2025.
CCTV Air Channel will be run based on AirMedia’s network of digital TV screens in airports and digital TV screens on airplanes. CCTV Mobile Media will be responsible for program planning, production, and broadcasting. AirMedia will operate exclusively the advertising business of CCTV Air TV Channel. Furthermore, according to the agreement, all advertising revenue generated under this partnership will be allocated fully to AirMedia.
“We believe the partnership will help us take advantage of CCTV’s tremendous influence to increase the brand awareness of our TV platform among the mid-to-high-end consumers. In addition, with the help of CCTV Mobile Media’s professional team, we expect to increase our media value by showing more eye-catching content to draw air travelers’ attention,” remarked Herman Guo, chairman and chief executive officer of AirMedia. “Furthermore, with the sole TV channel approved by the government in the air sector in China, we believe we will have a better position to negotiate with airports or airline companies, and to convince advertisers to spend budgets.”
’’We are very pleased to partner with AirMedia to provide TV programs to air travelers in 38 major airports and on the airplanes of 9 airlines in China,” said Mr. Hua Xie, Content Director of CCTV Mobile Media. “Through AirMedia’s nationwide network, CCTV and AirMedia together will be able to provide the air travelers with enriched information and high quality entertainment programs, creating a unique media platform with great appeal to the mid-to-high-end consumers.’’
About CCTV International Mobile Media Ltd.
CCTV International Mobile Media Ltd. is the sole mobile TV station authorized by State Administration of Radio Film and Television to provide public media platforms in China with program-integration, broadcast control and transmission service using the name of CCTV Mobile Media.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports, including the 15 largest airports in China. AirMedia also operates digital TV screens in 38 major airports, including 26 out of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if we do not succeed in our expansion into gas station and other outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com

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